UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ISOFTSTONE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

46489B108**

(CUSIP Number)

Ip Kun Wan, Kiril

Managing Director

Direct Investment Department

China Everbright Investment Management Limited

40/F, Far East Finance Centre

16 Harcourt Road, Hong Kong

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 46489B108	Schedule 13D	Page 2

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,731,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,731,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,731,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(1)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 3

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA – See Item 3

(2)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 4

1	NAME OF REPORTING PERSONS WINDSOR VENTURE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.62%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(3)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 5

1	NAME OF REPORTING PERSONS FOREBRIGHT PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(4)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 6

1	NAME OF REPORTING PERSONS CSOF III GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(5)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 7

1	NAME OF REPORTING PERSONS FOREBRIGHT ADVISORS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA – See Item 3

(6)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 8

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN – See Item 3

(7)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 9

1	NAME OF REPORTING PERSONS ACCURATE GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(8)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 10

1	NAME OF REPORTING PERSONS ADVANCED ORIENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.62%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(9)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 11

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(10)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 12

1	NAME OF REPORTING PERSONS CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA – See Item 3

(11)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 13

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN – See Item 3

(12)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

CUSIP NO 46489B108	Schedule 13D	Page 14

1	NAME OF REPORTING PERSONS CSOF TECHNOLOGY INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%(13)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – See Item 3

(13)	Based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 17, 2013 with respect to iSoftStone Holdings Limited, as previously amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13D filed on July 26, 2013, Amendment No. 2 (the “Amendment No. 2”) to the Original Schedule 13D filed on November 4, 2013 and Amendment No.3 (the “Amendment No. 3”) to the Original Schedule 13D filed on March 3, 2014.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D, as amended and supplemented (this “Statement”), relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited (the “Issuer” or the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of the principal executive offices of the Issuer is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, The People’s Republic of China.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Merger Agreement

On April 18, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with New iSoftStone Holdings Limited (“Parent”), a BVI business company with limited liability incorporated under the laws of the British Virgin Islands, and New iSoftStone Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Ordinary Share (including Ordinary Shares represented by ADSs) that is issued and outstanding immediately prior to the effective time (other than (i) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Holdco (as defined below), Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company share awards, (iii) Rollover Shares (as defined below) and (iv) dissenting Shares, (i), (ii), (iii) and (iv) collectively, “Excluded Shares”) shall be canceled and cease to exist, in exchange for the right to receive $0.57 in cash without interest. Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the effective time (other than dissenting shares) shall be cancelled and cease to exist without any conversion or consideration. Each dissenting share that is issued and outstanding immediately prior to the effective time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such dissenting share as determined by applicable law of the Cayman Islands.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and convene an extraordinary general meeting of the Company shareholders for purposes of passing resolutions to authorize and approve the Merger Agreement, the Plan of Merger and the Merger. The Merger Agreement also requires the Issuer to carry on its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the effective time. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The Merger and other transactions contemplated by the Merger Agreement will be funded by certain amount of cash of the Company and funds obtained pursuant to the Support Agreement, the Equity Commitment Letters, the Debt Commitment Letter and the SBLC Undertaking Letter (each as described below).

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by affirmative vote of Company shareholders representing two-thirds (2/3) or more of the Ordinary Shares (including Ordinary Shares represented by ADSs) present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company shareholders. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, Mr. Tianwen Liu, Mr. Yong Feng, Mr. Xiaosong Zhang, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Ms. Li Wang, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, Mr. Benson Tam, BENO Group Limited, Jinyuan Development (Hong Kong) Company Limited, CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited (the “Rollover Shareholders”) and New Tekventure Limited (“Holdco”), a business company with limited liability incorporated under the laws of the British Virgin Islands, entered into a support agreement (the “Support Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Support Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement. Immediately prior to the closing of the Merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Holdco shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of par value in cash, the number of ordinary shares of Holdco set forth in the Support Agreement.

Each Rollover Shareholder further agreed to, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance of such actions, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Support Agreement. Subject to applicable laws, each Rollover Shareholder irrevocably appoints Holdco and any designee of Holdco as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Support Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, through any derivative transaction that involves any Rollover Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Support Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Support Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Support Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Support Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Equity Commitment Letters

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, each of China Special Opportunities Fund III, LP (the “Investor”) and Mr. Tianwen Liu entered into a commitment letter (the “Equity Commitment Letters”) with Holdco, respectively, pursuant to which each of the Investor and Mr. Tianwen Liu committed, subject to the terms and conditions set forth therein, to subscribe for (or cause to be subscribed for), at or immediately prior to the closing of the Merger, equity securities of Holdco and to pay (or cause to be paid) to Holdco in immediately available funds an aggregate purchase price in cash equal to $109,500,000 and $23,000,000, respectively, subject to adjustment set forth in the Equity Commitment Letters, which will be applied to (i) fund (or cause to be funded through Parent or Merger Sub) a portion of the aggregate Merger consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses incurred by Parent in connection thereto.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, the Everbright Entities and Mr. Tianwen Liu (each, a “Guarantor”) entered into a limited guarantee (the “Limited Guarantee”) in favor of the Issuer, pursuant to which each Guarantor irrevocably and unconditionally, severally but not jointly, guaranteed to the Company, on the terms and subject to the conditions therein, the due and punctual payment, performance and discharge of its respective guaranteed percentage of the payment obligations of Parent to the Issuer under the Merger Agreement (the “Parent Fee Obligations”) and the indemnification and reimbursement obligations of Parent under the Merger Agreement (the “Financing and Enforcement Expense Obligations”) as and when due, provided, that in no event shall a Guarantor’s liability under the Limited Guarantee exceed an amount equal to its guaranteed percentage of (i) the Parent Fee Obligations, plus (ii) the Financing and Enforcement Expense Obligations, minus (iii) any portion of the guaranteed obligations actually paid by Parent or Merger Sub in accordance with the terms of the Limited Guarantee and under the Merger Agreement.

The Limited Guarantee will terminate until the earliest of (i) the effective time and (ii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Issuer has not presented a bona fide written claim for payment of any Guarantor obligation to such Guarantor by such date; provided, that, if the Issuer has presented such a bona fide written claim by such date, the Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties to the Limited Guarantee or pursuant to the Limited Guarantee.

Debt Commitment Letter and SBLC Undertaking Letter

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, China Merchants Bank, Hong Kong Branch (“CMB HK”) issued a commitment letter (the “Debt Commitment Letter”), which was acknowledged by Parent, and pursuant to the Debt Commitment Letter, CMB HK agreed to, subject to certain conditions, arrange and underwrite, $130,000,000 in the aggregate of debt financing to Parent to consummate the Merger, which will be secured by, among other things, a standby letter of credit to be issued by China Merchants Bank Co., Ltd., Shenzhen Branch. On April 18, 2014, China Merchants Bank Co., Ltd., Shenzhen Shangbu Branch issued an Undertaking to Issue Standby Letter of Credit (the “SBLC Undertaking Letter”) to Parent in connection with the issuance of such standby letter of credit.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

The description of each of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter, which have been filed as Exhibit 7.08 through Exhibit 7.14, respectively, and are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

The information contained on each of the cover pages of this Amendment and the information set forth or incorporated in Items 3, 4, and 6 of the Original Schedule 13D, as amended by the Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, are hereby incorporated herein by reference.

(a) – (b)

By virtue of their relationships described in Item 2 of the Original Schedule 13D and the agreements described in Item 4 above, each Reporting Person may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Exchange Act) with the other Reporting Persons and the Other Rollover Shareholders (as defined below), and may be deemed to beneficially own (i) the 36,731,389 Ordinary Shares beneficially owned by all the Reporting Persons and (ii) the 106,924,541 Ordinary Shares collectively owned by Mr. Tianwen Liu, Mr. Yong Feng, Mr. Xiaosong Zhang, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Ms. Li Wang, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, Mr. Benson Tam, BENO Group Limited and Jinyuan Development (Hong Kong) Company Limited (the “Other Rollover Shareholders”), which together represents approximately 24.02% of the outstanding Ordinary Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Ordinary Shares (other than the Ordinary Shares shown on its cover page) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person hereby disclaims membership of a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with any other Reporting Person, the Other Rollover Shareholders or any other person. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by Other Rollover Shareholders.

The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other Reporting Persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Schedule 13D beneficially owns any Ordinary Shares.

Except as set forth in this Item 5, no person other than the Reporting Persons and their shareholders or partners, as the case may be, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Everbright Entities.

The above calculation of percentages was based on a total of 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 26, 2013.

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information regarding the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits.

Exhibit 7.08	Agreement and Plan of Merger by and among New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited and iSoftStone Holdings Limited, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.09	Support Agreement by and among New Tekventure Limited and certain shareholders of iSoftStone Holdings Limited listed therein, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.10	Commitment Letter by and between China Special Opportunities Fund III, LP and New Tekventure Limited, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.11	Commitment Letter by and between Tianwen Liu and New Tekventure Limited, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.12	Limited Guarantee by Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited and Tianwen Liu, in favor of iSoftStone Holdings Limited, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.13	Commitment Letter by and between China Merchants Bank, Hong Kong Branch and New iSoftStone Holdings Limited, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

Exhibit 7.14	An Undertaking to Issue Standby Letter of Credit issued by China Merchants Bank Co., Ltd., Shenzhen Shangbu Branch, dated as of April 18, 2014, filed with the Schedule 13D by Mr. Tianwen Liu and other reporting persons on April 21, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 21, 2014

China Everbright Limited

By:	/s/ Tang Chi Chun, Richard
Name:	Tang Chi Chun, Richard
Title:	Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun, Richard
Name:	Tang Chi Chun, Richard
Title:	Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Signature page

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

China Special Opportunities Fund III, L.P.

By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun, Richard
Name:	Tang Chi Chun, Richard
Title:	Authorized Signatory

Signature page

China Everbright GP Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

China Special Opportunities Fund, L.P.

By China Everbright GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Signature page